February 20, 2020

Mark W. Miles
Chief Financial Officer
Berry Global Group, Inc.
101 Oakley Street
Evansville, Indiana 47710

       Re: Berry Global Group, Inc.
           Form 10-K for the Fiscal Year Ended September 28, 2019
           Filed November 22, 2019
           File No. 001-35672

Dear Mr. Miles:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing